Exhibit 12.01

SOUTHWEST GAS CORPORATION

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Thousands of dollars)

	December 31,
	2009	2008	2007	2006	2005
1. Fixed charges:
A) Interest expense	$81,861	$90,403	$94,035	$92,878	$87,687
B) Amortization	2,097	2,880	2,783	3,467	3,700
C) Interest portion of rentals	6,644	7,802	7,952	6,412	6,333

Total fixed charges	$90,602	$101,085	$104,770	$102,757	$97,720

2. Earnings (as defined):
D) Pretax income from continuing operations	$132,035	$101,808	$131,024	$128,357	$68,435
Fixed Charges (1. above)	90,602	101,085	104,770	102,757	97,720

Total earnings as defined	$222,637	$202,893	$235,794	$231,114	$166,155

	2.46	2.01	2.25	2.25	1.70